EXHIBIT 12

THE PROCTER & GAMBLE COMPANY AND SUBSIDIARIES

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

	Years Ended June 30					Nine Months Ended March 31
Amounts in millions	2009	2008	2007	2006	2005	2010	2009
EARNINGS, AS DEFINED
Earnings from operations before income taxes and before adjustments for minority interests in consolidated subsidiaries and after eliminating undistributed earnings of equity method investees	$14,461	$14,927	$13,698	$11,658	$9,128	$12,387	$11,399
Fixed charges (excluding amortization capitalized interest)	1,576	1,640	1,458	1,268	948	900	1,162

TOTAL EARNINGS, AS DEFINED	$16,037	$16,567	$15,156	$12,926	$10,076	$13,287	$12,561

FIXED CHARGES, AS DEFINED
Interest expense (including capitalized interest)	$1,431	$1,546	$1,374	$1,153	$869	$785	$1,083
1/3 of rental expense	177	137	124	122	90	133	103

TOTAL FIXED CHARGES, AS DEFINED	$1,608	$1,683	$1,498	$1,275	$959	$918	$1,186

RATIO OF EARNINGS TO FIXED CHARGES	10.0x	9.8x	10.1x	10.1x	10.5x	14.5x	10.6x